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SECU **12011914** SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRAIG-HALLUM CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 SOUTH 9TH STREET, SUITE 350
                                 (No. and Street)

MINNEAPOLIS   MINNESOTA   55402
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JOSEPH J. PLESE   612-334-6323
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                    (Name – if individual, state last, first, middle name)

90 SOUTH 7TH ST.   MINNEAPOLIS   MN   55402
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Joseph J. Plese_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CRAIG - HALLUM CAPITAL GROUP LLC_ , as of _December 31_ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
Title

CRAIG-HALLUM CAPITAL GROUP LLC

_____
Notary Public

PATRICIA S. BART...
Notary Public-Minnesota
My Commission Expires Jan 31, 201...

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Member
Craig-Hallum Capital Group LLC:

We have audited the accompanying statements of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2011 and 2010 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Craig-Hallum Capital Group LLC as of December 31, 2011 and 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 10, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

CRAIG-HALLUM CAPITAL GROUP LLC

Statements of Financial Condition

December 31, 2011 and 2010

Assets		2011	2010
Cash and cash equivalents	$	2,783,032	6,235,932
Receivables from brokers, dealers, and others		8,034,367	5,737,049
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $714,783 and $773,571, respectively)		516,356	528,157
Deposits with clearing broker		103,538	103,521
Securities owned:			
Marketable, at market value		7,353	7,119
Not readily marketable, at estimated fair value		52,629	2,604
Prepaid expenses		218,844	218,219
Other receivables		293,066	80,604
Lease deposits		46,566	46,566
Total assets	$	12,055,751	12,959,771

Liabilities and Member's Equity			
Liabilities:			
Accrued employee compensation and benefits	$	6,908,647	7,159,387
Distributions payable to Member		250,000	550,000
Accounts payable		832,051	811,452
Total liabilities		7,990,698	8,520,839
Member's equity		4,065,053	4,438,932
Total liabilities and member's equity	$	12,055,751	12,959,771

See accompanying notes to statements of financial condition.

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (the Member), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) *Securities Transactions*

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The Company owns investment securities that are not readily marketable for varying periods of time. These securities are recorded at their estimated fair value at the end of each accounting period. The fair value of an investment security is determined in good faith using procedures established by the Company, which may include using a prevailing market rate. The Company values its securities owned by using a market approach, including available market information, as available. For securities without available market information, the Company analyzes other facts and circumstances to determine its best estimate of fair value.

All trading securities are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(d) *Furniture, Equipment, and Leasehold Improvements*

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) *Income Taxes*

The Company is a wholly owned, limited liability company and does not file its own income tax returns. The sole member of the Company is Craig-Hallum Holdings LLC (CHH), which is taxed as a partnership, and the results of the Company's operations are included in the CHH partnership tax returns. As a partnership, CHH does not generally pay any income taxes since all income or loss flows through to its members. Accordingly, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. CHH does incur immaterial amounts of state franchise and withholding taxes, which are reimbursed by the Company. The Company has therefore adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, in accounting for these items. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

(f) *Fair Value Measurements*

Fair value measurements accounting standards establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below. The Company's asset holdings subject to Level 2 and Level 3 valuation are immaterial to the overall financial statement presentation.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

(Continued)

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2011:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2011
Cash and cash equivalents	$ 2,783,032	—	—	2,783,032
Securities owned	7,353	—	52,629	59,982

The following is a reconciliation of the fair valuations using significant unobservable inputs for the Company during the year ended December 31, 2011:

Beginning balance at December 31, 2010	$	2,604
Purchases		25
Accrued discounts		—
Total realized and unrealized gains		50,000
Net transfers in of Level 3		—
Ending balance at December 31, 2011	$	52,629

The amount of total gains or losses for the period included in operations attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$	50,000

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2011.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2010:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2010
Cash and cash equivalents	$ 6,235,932	—	—	6,235,932
Securities owned	7,119	—	2,604	9,723

(Continued)

The following is a reconciliation of the fair valuations using significant unobservable inputs for the Company during the year ended December 31, 2010:

Beginning balance at December 31, 2009	$	2,504
Purchases		100
Accrued discounts		—
Total realized and unrealized gains		—
Net transfers in of Level 3		—
Ending balance at December 31, 2010	$	2,604

The amount of total gains or losses for the period included in operations attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$	—

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2010.

(g) Subsequent Events

The Company has evaluated subsequent events through the date these statements of financial condition were available to be issued, which was February 10, 2012.

(3) Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2011 and 2010 consist of the following:

		2011	2010
Receivable from clearing organization	$	7,279,331	3,848,901
Fees and commissions receivable		755,036	1,888,148
	$	8,034,367	5,737,049

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

CRAIG-HALLUM CAPITAL GROUP LLC

Notes to Statements of Financial Condition

December 31, 2011 and 2010

(4) Securities Owned

Marketable securities owned consist of trading securities at market value as follows:

	2011	2010
Corporate stocks	$ 7,353	7,119

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2011 and 2010, these equity securities were valued at $52,629 and $2,604, respectively.

(5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to ten years, with certain renewal options for like terms.

At December 31, 2011, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

2012	$ 237,422
2013	239,011
2014	233,855
2015	173,538
2016	167,495
Later years	218,434
	$ 1,269,755

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as a third-party administrator and as such provides recordkeeping services on a plan-year basis. The Plan covers substantially all employees. The Company made profit sharing contributions of $228,129 and $231,086 for the years ended December 31, 2011 and 2010, respectively.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis

(Continued)

with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of approximately $2,766,830, which was $2,234,117 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Related-Party Transactions

The Member made contributions of $150,000 and $0 to the Company for the years ended December 31, 2011 and 2010, respectively. The Company declared and distributed $2,050,000 and $1,750,000 to the Member for the years ended December 31, 2011 and 2010, respectively.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to Securities and Exchange Commission Rule 17a-5(e)(4)

To the Board of Directors of
Craig-Hallum Capital Group LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Craig-Hallum Capital Group LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.